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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Dated September 2, 2003

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Aktiebolaget Svensk Exportkredit
Swedish Export Credit Corporation
(Translation of Registrant's Name into English)

Västra Trädgårdsgatan 11 B
Stockholm
Sweden
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                Form 20-F   X                                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):        N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):        N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                Yes                No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     N/A

INTERIM REPORT FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003

BUSINESS ACTIVITIES

Market

        Despite continued weak demand in many markets, the volume of SEK's customer-related financial transactions remained at a stable level of Skr 9.6 billion (9.5), of which long-term credits represented Skr 7.5 billion (7.3) and syndicated customer transactions represented Skr 2.1 billion (2.2). Of long-term credits, the largest portion, Skr 3.0 billion (0.7), represented export credits. Such credits included, i.a., a credit granted for part of the financing of an important Mexican deal for Volvo and the first credit granted under the improved CIRR-system. The volume of credits granted to municipalities continued to develop positively and represented Skr 1.9 billion (1.0). Other direct lending to customers amounted to Skr 2.6 billion (5.5). Such lending included, in addition to lending to Nordic corporations, i.a., a participation in the first ever project financing of a highway in Norway and credits to the Baltic region, where also several advisory assignments have been achieved.

Borrowings

        New long-term borrowings during the period amounted to Skr 31.6 billion (24.0). Among others, a number of bonds issues in different dollar-currencies have been launched in the European markets and in the Japanese Uridashi market. Further, a number of structured bonds have been issued in the Japanese as well as the U.S. and the European market.

        In connection with the change in ownership (see below) SEK issued USD 200 million of Hybrid Capital at advantageous terms. The coupon was the lowest that any issuer has ever obtained for an issue of such character.

INCOME STATEMENT

Results

        Operating profit amounted to Skr 323.7 million (344.6). The decrease in profit compared with the same period in the previous year was due mainly to a decline in average total assets. The average volume of total assets was Skr 133.6 billion (144.5).

        Commissions earned amounted to Skr 4.3 million (12.2). The decrease was due mainly to lower demand for commission-generating business.

        Administrative expenses amounted to Skr 90.2 million (80.6). The increase was related to higher personnel expenses, due mainly to the widening of the business activities, which was established already in the second half of year 2002.

        No credit losses have been made.

Margins

        Net interest earnings were Skr 393.3 million (408.9). The contribution to net interest earnings from debt-financed assets was Skr 228.9 million (240.8). The underlying average volume of such debt-financed assets was Skr 109.3 billion (114.0), with an unchanged average margin of 0.42 percent p.a. (0.42). SEK has experienced increased margins on new credits, which have been offset by increased margins on borrowed funds. After the change in ownership (see below), SEK has experienced improved funding levels. The contribution to net interest earnings from the investment portfolio, which represents the investment of SEK's equity, was Skr 164.4 million (168.1).

Return on Equity

        The annualized return on equity was 17.2 percent (19.6) before taxes, and 12.4 percent (14.1) after taxes, respectively.

BALANCE SHEET

Assets

        At period-end, SEK's total assets amounted to Skr 136.7 billion (y-e: 132.5). If the currency exchange rates of the previous year-end had been unchanged, total assets would have been approximately Skr 5.0 billion higher.

        The aggregate amount of credits outstanding and credits committed though not yet disbursed at period-end was Skr 73.5 billion (y-e: 77.3), of which Skr 60.2 billion (y-e: 65.5) represented credits outstanding. Simultaneously, the aggregate amount of outstanding offers for new credits decreased to Skr 13.5 billion (y-e: 59.7), reflecting a few large offers.

Liquidity

        At period-end, the liquidity portfolio amounted to Skr 66.9 billion (y-e: 58.9).

        SEK continues to have a high level of liquid assets and a low funding risk. At period-end, the aggregate volume of funds borrowed and shareholders' funds exceeded the aggregate volume of credits outstanding and credits committed though not yet disbursed at all maturities.

Counterparty Risk Exposures and Capital Adequacy Ratio

        There have been no major shifts in the break-down of SEK's counterparty risk exposures. Of the total counterparty risk exposures, 27 percent (y-e: 27) were against highly rated OECD states; 57 percent (y-e: 56) were against banks, mortgage institutions and other financial institutions; and 16 percent (y-e: 17) were against municipalities, corporations and others.

        SEK's capital adequacy ratio is well above the minimum required by law. SEK's adjusted total capital adequacy ratio at period-end was 19.5 percent (y-e: 18.8), of which 11.1 percent (y-e: 13.7) represented adjusted Tier-1. The adjusted ratios are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory capital base. The regulatory total capital adequacy ratio at period-end was 17.7 percent (y-e: 17.0), of which 9.3 percent (y-e: 11.9) represented Tier-1.

CHANGE IN OWNERSHIP

        On June 30, 2003, the Kingdom of Sweden became the sole (100 percent) owner of SEK through an acquisition of the 35 percent stake in SEK that previously was held by ABB.

        Before the acquisition was concluded, the annual general meeting of shareholders had approved—as proposed in an amended proposal of distribution of profits from SEK's Board of Directors and the President—a total dividend of Skr 1,240 million, to be paid to the holders of shares of class B (i.e., ABB). Such dividend was part of an agreement concluded between the Kingdom of Sweden, SEK and ABB on June 4, 2003.

        In order to retain the risk capital base at an approximately unchanged level, SEK issued in June USD 200 million of Hybrid Capital (which is Tier-1-Eligible). Of such amount, USD 50 million was used to replace USD 50 million of outstanding Hybrid Capital (Preferred Capital Securities, which also are Tier-1-Eligible). Such replacement took place in July. Thereafter, SEK has USD 350 million in total of outstanding Tier-1-Eligible Hybrid Capital. Of such total amount, the equivalent of USD

51.7 million, i.e., Skr 413.7 million, has been included in the Tier-1-capital base, while the remainder (USD 298.3 million or Skr 2,387.2 million) has been included in the Upper-Tier-2-capital base.

        SEK's guarantee fund—in total Skr 600 million, of which the Kingdom of Sweden and ABB are responsible for Skr 300 million each—will be replaced by a new guarantee issued by the Kingdom of Sweden. After the above-mentioned change in ownership, etc., Moody's has upgraded SEK's senior debt rating to Aa1 (from Aa2) and Standard & Poor's has changed its outlook for SEK's senior debt rating (AA+) to stable (from negative).

Stockholm, August 28, 2003
 AB SVENSK EXPORTKREDIT
SWEDISH EXPORT CREDIT CORPORATION

Peter Yngwe
President

        Further information may be obtained from Peter Yngwe, President, or Sven-Olof Söderlund, Executive Director, on telephone no. (46) 8-613 83 00. (See also SEK's website www.sek.se.)

Auditors' Review Report

        We have reviewed the interim report for the six-month period ended June 30, 2003, in accordance with Swedish generally accepted standards for such reviews. A review is significantly less in scope than an examination in accordance with generally accepted auditing standards. During our review nothing came to our attention to indicate that the interim report does not comply with the requirements of the Swedish Act on Annual Accounts for Credit Institutions and Securities Companies.

Stockholm, August 28, 2003

Gunnar Abrahamson Authorized Public Accountant (Appointed by the Swedish Financial Supervisory Authority)	Staffan Kjellström Authorized Public Accountant	Caj Nackstad Authorized Public Accountant

        SEK is wholly-owned by the Kingdom of Sweden. SEK's objective is to engage in financing activities and in connection therewith primarily promote the development of Swedish commerce and industry and Swedish export industry as well as otherwise engaging in Swedish and international financing activities on commercial grounds. Credits are granted at fixed or floating interest rates. SEK funds its activities primarily by issues in the international capital markets. SEK's balance sheet and assets are of high quality. SEK's long-term debt rating from Standard & Poor's is AA+ and from Moody's is Aa1.

FINANCIAL HIGHLIGHTS

(Amounts (other than %) in million) (* 1 USD = 8.0025 Skr)	June 30, 2003 USD*	June 30, 2003 Skr	June 30, 2002 Skr	December 31, 2002 Skr
Earnings
Operating profit	40	323.7	344.6	664.4
Net profit for the period	29	232.5	247.8	479.7
Pre-tax return on equity	17.2%	17.2%	19.6%	19.5%
After-tax return on equity	12.4%	12.4%	14.1%	14.0%
Lending operations
Customer-related financial transactions	1,198	9,587	9,501	17,923
Offers for new credits accepted by borrowers	941	7,527	7,270	13,365
Credits, outstanding and undisbursed (old format)	9,186	73,513	80,045	77,319
Credits, outstanding and undisbursed (new format)	6,922	55,394	53,873	50,870
Borrowing operations
New long-term borrowings	3,704	31,631	23,984	44,926
Outstanding senior debt	14,437	115,530	111,129	112,614
Outstanding subordinated debt	457	3,659	4,119	2,225
Total assets	17,088	136,747	134,743	132,538
Capital
Capital adequacy ratio	17.7%	17.7%	17.7%	17.0%
Adjusted capital adequacy ratio	19.5%	19.5%	19.6%	18.8%

The definitions of the Financial Highlights are included in SEK's 2002 Annual Report (Note 32).

INCOME STATEMENTS

SEK (exclusive of the S-system)	January-June, 2003		January-June, 2002		January-December, 2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Interest revenues	2,199.9	2,202.5	2,491.5	2,494.4	4,838.4	4,843.8
Interest expenses	-1,806.6	-1,806.6	-2,082.6	-2,082.6	-4,040.2	-4,040.2

Net interest revenues	393.3	395.9	408.9	411.8	798.2	803.6
Commissions earned	4.3	2.8	12.2	9.3	18.5	14.0
Commissions incurred	-3.3	-3.3	-3.3	-3.3	-6.5	-6.5
Remuneration from the S-system	19.3	19.3	17.8	17.8	33.0	33.0
Net results of financial transactions	3.5	3.5	-7.1	-7.1	-0.7	-0.7
Other operating income	2.8	3.7	0.0	0.0	0.9	1.8
Administrative expenses	-90.2	-91.8	-80.6	-83.8	-166.4	-170.4
Depreciations of non-financial assets	-5.6	-4.5	-2.9	-1.8	-7.5	-5.4
Other operating expenses	-0.4	0.0	-0.4	0.0	-5.1	-4.3

Operating profit	323.7	325.6	344.6	342.9	664.4	665.1
Changes in untaxed reserves	n.a.	0.0	n.a	0.0	n.a.	15.0
Taxes (Note 1)	-91.2	-91.2	-96.8	-96.0	-184.7	-188.5

Net profit for the period	232.5	234.4	247.8	246.9	479.7	491.6

Earnings per share, Skr (Note 5)	235		250		485

The above income statements do not include the S-system, the results of which are shown below.

S-system (Skr million)	January-June, 2003	January-June, 2002	January-December, 2002
Interest revenues	230.3	318.8	592.5
Interest expenses	-284.2	-388.2	-786.4

Net interest expenses	-54.0	-69.4	-193.9
Remuneration to SEK	-19.3	-17.8	-33.0
Foreign exchange effects	8.9	1.4	2.6
Reimbursement from the State	64.4	85.8	224.3

Net	0.0	0.0	0.0

Quaterly Breakdown of Income Statements in Summary

SEK (exclusive of the S-system)
Consolidated Group (Skr million)	April-June, 2003	January-March, 2003	April-June, 2002	January-March, 2002
Interest revenues	1,064.3	1,135.6	1,208.0	1,283.5
Interest expenses	-873.9	-932.7	-1,009.5	-1,073.1

Net interest revenues	190.4	202.9	198.5	210.4
Operating revenues	12.5	13.9	18.1	11.9
Operating expenses	-48.4	-47.6	-52.2	-42.1

Operating profit	154.5	169.2	164.4	180.2
Taxes	-43.5	-47.7	-46.2	-50.6

Net profit for the period	111.0	121.5	118.2	129.6

BALANCE SHEETS

	June 30, 2003			December 31, 2002
(Skr million)	Consolidated Group	Parent Company	Of which S-system	Consolidated Group	Parent Company	Of which S-system
ASSETS
Cash in hand	0.0	0.0	0.0	0.0	0.0	0.0
Treasuries/government bonds	4,934.2	4,934.2	56.3	6,008.5	6,008.5	75.3
Of which current assets	(4,111.2)	(4,111.2)	(56.3)	(5,031.2)	(5,031.2)	(75.3)
Of which fixed assets	(823.0)	(823.0)	—	(977.3)	(977.3)	—
Credits to credit institutions (Note 3)	14,814.5	14,803.3	2,675.3	12,984.7	12,973.6	6,537.5
Credits to the public (Note 3)	27,260.6	27,260.6	6,931.7	26,048.2	26,048.2	4,964.2
Other interest-bearing securities	80,189.0	80,189.0	—	79,393.7	79,393.7	—
Of which current assets	(51,646.9)	(51,646.9)	—	(49,001.9)	(49,001.9)	—
Of which fixed assets	(28,542.1)	(28,542.1)	—	(30,391.8)	(30,391.8)	—
Of which credits (Note 2)	(28,226.6)	(28,226.6)	—	(29,912.1)	(29,912.1)	—
Shares in subsidiaries	n.a.	113.5	—	n.a.	113.5	—
Non-financial assets	194.5	77.3	—	178.0	59.8	—
Other assets	6,246.3	6,316.4	204.6	4,526.0	4,593.6	160.9
Prepaid expenses and accrued revenues	3,107.9	3,107.6	124.8	3,399.4	3,399.2	139.9

Total assets (Note 4)	136,747.0	136,802.0	9,992.7	132,538.5	132,590.1	11,877.8

LIABILITIES, ALLOCATIONS AND SHAREHOLDERS' FUNDS
Borrowing from credit institutions	759.4	759.4	0.0	611.9	611.9	8.6
Borrowing from the public	42.9	42.9	0.0	33.4	33.4	0.0
Senior securities issued	114,727.7	114,727.7	557.0	111,968.3	111,968.3	3,170.1
Other liabilities	11,493.2	11,525.1	47.9	10,578.3	10,578.3	65.0
Lending/(borrowing) between SEK and the S-system	—	—	9,137.1	—	—	8,393.0
Accrued expenses and prepaid revenues	2,908.4	2,908.1	250.7	2,988.8	2,988.4	241.1
Allocations	399.0	18.2	—	399.0	18.2	—
Subordinated securities issued (Note 6)	3,659.2	3,659.2	—	2,224.6	2,224.6	—

Total liabilities and allocations	133,989.8	133,640.6	9,992.7	128,773.8	128,423.1	11,877.8
Untaxed reserves	n.a.	1,360.0	—	n.a.	1,360.0	—
Share capital	990.0	990.0	—	990.0	990.0	—
Non-distributable reserves	1,119.3	140.0	—	1,132.7	140.0	—

Total non-distributable capital	2,109.3	1,130.0	—	2,122.7	1,130.0	—
Profit carried forward	415.4	437.0	—	1,162.3	1,185.4	—
Net profit for the period	232.5	234.4	—	479.7	491.6	—

Total distributable capital	647.9	671.4	—	1,642.0	1,677.0	—

Total shareholders' funds	2,757.2	1,801.4	—	3,764.7	2,807.0	—

Total liabilities, allocations and shareholders' funds	136,747.0	136,802.0	9,992.7	132,538.5	132,590.1	11,877.8

COLLATERAL PROVIDED
Collateral provided	None	None	None	None	None	None
Interest-bearing securities
Subject to lending	212.8	212.8	—	329.6	329.6	—
COMMITMENTS
Committed undisbursed credits	14,247.5	14,247.5	10,008.9	11,848.6	11,848.6	10,124.1

Specification of Change in Shareholders' Funds
Consolidated Group

(Skr million)	January-June, 2003			January-June, 2002
Opening balance of shareholders' funds			3,764.7			3,645.4
Dividend paid			-1,240.0			-360.4
Net profit for the period			232.5			247.8

Closing balance of shareholders' funds			2,757.2			3,532.8

STATEMENTS OF CASH FLOWS, SUMMARY

	January-June, 2003		January-June, 2002
(Skr million)	Consolidated Group	Parent Company	Consolidated Group	Parent Company
Net cash (used in)/provided by operating activities	-3,089.0	-3,089.0	13,154.4	13,164.3
Net cash (used in)/provided by investing activities	-22.1	-22.1	-3.0	-12.9
Net cash (used in)/provided by financing activities	3,111.1	3,111.1	-13,151.4	-13,151.4
Cash and cash equivalents at end of period	0.0	0.0	0.0	0.0

The statements of cash-flows have been drawn up in accordance with principles applied by the Swedish Financial Accounting Standards Council's recommendation No. 7—Accounting Recommendation for Cash Flows.

Capital Base and Required Capital

According to Capital Adequacy Requirements under Swedish Law, which are in Compliance with International Guidelines. However, the adjusted capital adequacy ratios shown below, are calculated with inclusion in the Tier-1 capital base of SEK's guarantee fund capital of Skr 600 million in addition to the regulatory approved capital base.

I.    Capital requirement

	Consolidated Group						Parent Company
	June 30, 2003			December 31, 2002			June 30, 2003			December 31, 2002
(Amounts in Skr million)	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital	Claims	Weighted claims	Required capital
On-balance sheet items	136,747	30,188	2,415	132,538	30,447	2,436	136,802	30,252	2,420	132,590	30,510	2,441
Off-balance sheet items	19,739	3,752	301	16,231	2,979	238	19,739	3,752	300	16,231	2,979	238
Other exposures	n.a.	0	0	n.a.	0	0	n.a.	0	0	n.a.	0	0

Total	156,486	33,940	2,716	148,769	33,426	2,674	156,541	34,004	2,720	148,821	33,489	2,679
Breakdown by category:
A. Riskweight 0%	55,612	—	—	51,078	—	—	55,612	—	—	51,067	—	—
B. Riskweight 20%	74,887	14,978	1,198	70,346	14,069	1,126	74,876	14,976	1,198	70,346	14,069	1,126
C. Riskweight 50%	2,995	1,497	120	2,481	1,241	99	2,995	1,497	120	2,481	1,241	99
D. Riskweight 100%	16,566	16,566	1,326	17,031	17,031	1,362	16,632	16,632	1,331	17,094	17,094	1,367
E. Market exposures	6,426	899	72	7,833	1,085	87	6,426	899	72	7,833	1,085	87

Total	156,486	33,940	2,716	148,769	33,426	2,674	156,541	34,004	2,720	148,821	33,489	2,679

II. Capital base (A)					III. Capital Adequacy Ratio
	Consolidated Group		Parent Company			Consolidated Group		Parent Company
	06/2003	12/2002	06/2003	12/2002		06/2003	12/2002	06/2003	12/2002
Tier-1 capital	3,171	3,963	3,198	3,987	Total	17.7%	17.0%	17.7%	17.0%
Tier-2 capital	2,845	1,708	2,842	1,705	Of which:
Of which:					Tier-1 ratio	9.3%	11.9%	9.3%	11.9%
Upper Tier-2	2,387	1,248	2,384	1,245	Tier-2 ratio	8.4%	5.1%	8.4%	5.1%
Lower Tier-2	458	460	458	460	Of which:
Total	6,016	5,671	6,040	5,692	Upper Tier-2 ratio	7.0%	3.7%	7.0%	3.7%
					Lower Tier-2 ratio	1.4%	1.4%	1.4%	1.4%
Adjusted Tier-1 capital	3,771	4,563	3,798	4,587	Adjusted Total	19.5%	18.8%	19.5%	18.8%
Adjusted Total	6,616	6,271	6,640	6,292	Of which: Adj. Tier-1 ratio	11.1%	13.7%	11.2%	13.7%

IV.    Specification of off-balance sheet items (B)

Consolidated Group and Parent Company:

	Book value on-balance sheet
	Of which:						Related to derivative contracts with positive real exposures:		Related to derivative contracts with negative real exposures:
June 30, 2003	Nominal amounts	Converted claims	Positive real exposures	Potential exposures	Negative real exposures	Weighted claims	Positive book values	Negative book values	Positive book values	Negative book values
Derivative financial contracts
Currency related agreements	118,681	6,407	3,507	2,900	3,100	1,742	636	1,445	1,892	2,135
Interest rate related contracts	117,398	2,626	2,027	599	7,198	756	9	4,465	373	850
Equity related contracts	27,537	3,357	1,331	2,026	629	801	8	32	386	15
Commodity related contracts, etc	147	12	0	12	0	6	—	—	—	—

Total derivative contracts	263,763	12,402	6,865	5,537	10,927	3,305	653	5,942	2,651	3,000
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	213	213	—	213	—	—
Undisbursed credits	14,247	7,124	—	7,124	—	447

Total	278,223	19,739	6,865	12,874	10,927	3,752
December 31, 2002
Derivative financial contracts:
Currency related agreements	117,542	5,751	2,709	3,042	3,693	1,559	322	1,498	1,605	2,912
Interest rate related contracts	104,318	1,971	1,588	383	4,993	584	25	1,743	367	51
Equity related contracts	21,425	2,255	644	1,611	267	590	345	10	10	416
Commodity related contracts, etc.	0	0	0	0	0	0	—	—	—	—

Total derivative contracts	243,285	9,977	4,941	5,036	8,953	2,733	692	3,251	1,982	3,379
Other off-balance sheet contracts and commitments:
Repurchase agreements etc. (repos)	330	330	—	330	—	—
Undisbursed credits	11,849	5,924	—	5,924	—	246

Total	255,464	16,231	4,941	11,290	8,953	2,979

(A)
The total dividend of Skr 1,240 million that was paid on June 30, 2003, has reduced the amount of shareholders' funds—which is one component of the capital base—as of the same day, i.e., before the end of the reporting period. USD 50 million (approximately Skr 400.1 million) of Preferred Capital Securities that were outstanding as of June 30, 2003, but later redeemed in July 2003, have been disregarded in the calculation of the capital base. Net profit for the six-month period ended June 30, 2003, has been included in the capital base.

(B)
In accordance with SEK's policies with regard to counterparty, interest rate, and currency exchange exposures, SEK uses, and is a party to, different kinds of off-balance sheet financial instruments, mostly various interest rate related and currency exchange related contracts (swaps, etc). It is worth noting that the nominal amounts of such derivative instruments do not reflect real exposures, but merely constitute the basis from which the exposures (converted claims) are derived.

COUNTERPARTY RISK EXPOSURES

Consolidated Group and Parent Company:

Classified by type of counterparty	Total				Credits & Interest bearing securities				Derivatives, Undisbursed credits, etc.
			December 31, 2002				December 31, 2002				December 31, 2002
	June 30, 2003				June 30, 2003				June 30, 2003
(Skr billion)
	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%	Amount	%
State	38.8	27	37.8	27	33.2	26	32.5	26	5.6	28	5.3	33
Municipalities	7.4	5	5.8	4	7.3	6	5.7	5	0.1	1	0.1	1
Mortgage institutions	4.8	3	4.2	3	4.8	4	4.2	3	—	—	—	—
Banks	49.1	33	47.0	33	41.5	32	41.8	34	7.6	38	5.2	32
Other credit institutions	30.3	21	27.9	20	24.2	19	22.6	18	6.1	31	5.3	33
Corporations and others	16.4	11	17.7	13	16.1	13	17.5	14	0.3	2	0.2	1

Total	146.8	100	140.4	100	127.1	100	124.3	100	19.7	100	16.1	100

NOTES

        Accounting principles:    The accounting principles described in SEK's Annual Report for the year 2002 have been applied unchanged. A number of accounting recommendations from the Swedish Financial Accounting Standards Council have been introduced as of the year 2003. SEK has applied these recommendations. These have not had any material effect on this interim report.

        Note 1.    Reported amounts of taxes for the six-month period ended June 30 represent profits before appropriation multiplied by the standard tax rate (28%). Accordingly, no allocations to, or dissolutions of, untaxed reserves have been made before the calculation of taxes. Such allocations, or dissolutions, may be determined only on a full-year basis.

        Note 2.    Represents credits granted against documentation in the form of interest-bearing securities.

        Note 3.    In accordance with the Swedish Financial Supervisory Authority's regulations, the Company reports credits with principal or interest more than 60 days past-due as past-due credits. The aggregate past-due amount of principal and interest on such credits was Skr 50.6 million (y-e: 64.3). The principal amount not past due on such credits was Skr 549.9 million (y-e: 622.1). All past-due credits were covered by adequate guarantees.

        Note 4.    The amount of total assets at period-end, Skr 136.7 billion, was approximately Skr 5.0 billion lower than it would have been if the currency exchange rates as of December 31, 2002, had been unchanged.

        Note 5.    Earnings per share: Net profit for the period divided by the number of shares.

        Note 6.    In July, 2003, USD 50 million (approximately Skr 400.1 million) of outstanding subordinated loans have been redeemed.

        References herein to "Skr" mean Swedish kronor.
        The exchange rate on June 30, 2003, was Swedish kronor 8.0025 to the US dollar (June 30, 2002: 9.1625; December 31, 2002: 8.825).
        Amounts stated herein relate to June 30 or December 31, in the case of positions, and the six-month period ended June 30 or the twelve-month period ended December 31, in the case of flows, unless otherwise indicated.
        Amounts within parenthesis relate to the same date, in the case of positions, and to the same period, in the case of flows, for the preceding year, unless otherwise indicated.
        References herein to "credits" mean credits as defined under the "old format", unless otherwise indicated.

AB Svensk Exportkredit/Swedish Export Credit Corporation (publ)
Postal address	Street address	Telephone	Telefax	Org. No. 556084-0315
Box 16368	Västra Trädgårdsgatan 11 B	+46 8 613 83 00	+46 8 20 38 94	VAT No. SE663000133401
SE-103 27 Stockholm	Internet	E-mail	Telex	Registered office
Swift address	www.sek.se	info@sek.se	12166 SEK S	Stockholm, Sweden
SEKXSESS

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 29, 2003

AB Svensk Exportkredit (Swedish Export Credit Corporation)
By:	/s/ PETER YNGWE Peter Yngwe, President

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INTERIM REPORT FOR THE SIX-MONTH PERIOD ENDED JUNE 30, 2003
  FINANCIAL HIGHLIGHTS
  INCOME STATEMENTS
  BALANCE SHEETS
  STATEMENTS OF CASH FLOWS, SUMMARY
  COUNTERPARTY RISK EXPOSURES
SIGNATURE